Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

						Six Months Ended
	Years Ended December 31,					June 30,
	2009	2010	2011	2012	2013	2014
Earnings:
Income from continuing operations before taxes (1)	$18,485	$23,795	$285,472	$231,070	$348,507	$161,792
Equity income (greater than) less than distributions	(2,871)	3,316	(3,778)	(2,775)	(3,931)	(3,311)
Less: capitalized interest (2)	(3,186)	(2,227)	(7,187)	(8,796)	(6,501)	(3,520)
Total earnings	12,428	24,884	274,507	219,499	338,075	154,961

Fixed Charges:
Interest and debt expense	75,147	89,169	119,561	114,980	130,920	83,225
Capitalized interest	3,401	2,499	7,583	9,238	7,007	3,774
Portion of rentals representing an interest factor	4,396	4,438	7,400	8,894	8,217	4,430
Total fixed charges	82,944	96,106	134,544	133,112	146,144	91,429

Earnings available for fixed charges	$95,372	$120,990	$409,051	$352,611	$484,219	$246,390

Ratio of earnings to fixed charges	1.15	1.26	3.04	2.65	3.31	2.69

(1) Excludes income attributable to noncontrolling interests.

(2) Excludes amortization of capitalized interest totaling $0.2 million in 2009, $0.3 million in 2010, $0.4 million in 2011, $0.4 million in 2012, $0.5 million in 2013 and $0.3 million for the six months ended June 30, 2014.